November 30, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (256) 963-7111

Thomas R. Stanton
Chief Executive Officer
ADTRAN, Inc.
901 Explorer Boulevard
Huntsville, AL 35806

>   **Re: ADTRAN, Inc.**
>   **Definitive 14A**
>   **Filed March 30, 2007**
>   **File No. 0-24612**

Dear Mr. Stanton:

  We have reviewed your response letter dated October 5, 2007 and have the following comment. Please respond to our comment by December 14, 2007 or tell us by that time when you will provide us with a response. We welcome any questions you may have about our comment or any other aspect of our review.

1. We note your response to comment 5 of our August 21, 2007 letter. Please provide more analysis explaining how the disclosure of each of your targets would enable your competitors to reverse engineer your revenue, sales targets, and costs structure and explain why competitive harm would ensue.

  Please contact me at (202) 551-3729 with any questions.

>   Sincerely,

>   Craig Slivka
>   Attorney Advisor